U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

August 21, 2014

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	WILLIAM BLAIR FUNDS (the “Trust”) Registration Nos. 33-17463 and 811-5344

To Whom It May Concern:

On behalf of the Trust, I hereby submit this application for withdrawal of an application filed on behalf of Trust for Professional Managers and William Blair & Company, L.L.C. (the “Applicants”) for an order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder (the “Application”).

On Friday, August 15, 2014, the Application was inadvertently filed (accession number 0000894189-14-003836) under the incorrect registrant, the Trust, who is not an applicant to the Application.  Late on Friday, August 15, 2014, the Application was re-filed (accession number 0000894189-14-003857) under the correct registrants, the Applicants, with the accepted filing date of Monday, August 18, 2014.

Accordingly, we respectfully request that the exemptive application filed on August 15, 2014, under the Trust and with the accession number ending in 3836, be withdrawn and removed from EDGAR and that the Securities and Exchange Commission take no further action with respect thereto.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Rachel A. Spearo at (414) 765-5384.

Sincerely,

/s/ Andrew T. Pfau
Andrew T. Pfau
Secretary